U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

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NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Inc. Kevin McGrath 1 (212) 245-4577 Kevin@cameronassoc.com

MFC INDUSTRIAL LTD. ACQUIRES MAJORITY INTERESTS IN ACC RESOURCES Co., LP AND
POSSEHL MEXICO S.A. DE C.V.

NEW YORK (November 29, 2012) . . . MFC Industrial Ltd. (“MFC”) (NYSE: MIL) announces that it has acquired a majority interest in Park Ridge, NJ-based ACC Resources Co., L.P. (“ACCR”) and Mexico City-based Possehl Mexico S.A. de C.V. (“Possehl”). Unless otherwise noted, all dollar amounts are in United States dollars.

ACCR and Possehl are privately owned, fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. The acquisition of these companies expands our existing global supply chain network, reaching further into the North and Latin American markets. The addition of these established businesses brings new product lines that will integrate well into MFC’s existing commodities business. All key managers of ACCR and Possehl will remain with the acquired companies, and both ACCR and Possehl will retain their established branding identities as well as their current business locations. Together ACCR and Possehl have approximately 100 employees.

TRANSACTION HIGHLIGHTS
▶	MFC acquired 70% of the shares of ACCR and 60% of the shares of Possehl, with the balance of the shares owned by members of the companies' operating management.
▶	Purchase price under the acquisitions was approximately $21 million in cash.
▶	The MFC group gains additional experienced operating management.
▶	The acquisition results in expansion into new commodities and markets.

HISTORY

ACCR, established in 1957, has a head office in New Jersey and a network of offices in Latin America including Argentina and Brazil, as well as a sourcing office in China. Possehl, which was established in 1986, has a network of offices, warehouses and agencies in Mexico. They source commodities internationally and sell primarily in Mexico.

PRODUCTS

ACCR and Possehl offer a wide variety of products with various size and packing alternatives. Their objective is to add more products – for the same industry segments. Products include raw materials for various industries such as:

PRODUCTS
Refractories and ceramics, which include: bauxite, flint clay, magnesium oxide, alumina cements, chrome ore and other products.
Steel and foundry, which include: ferro alloys, metals, coal, coke and other carbon products, master alloys, furnace additives & conditioners and other products.
Talcs and plastics, which include: own brand talcs for the paint and plastics industry, seven grades of Possalc and one of Possahl, pp & pe, titanium dioxide - rutile and anatase, mica, wollastonite and calcium carbonate.
Chemical and minerals, which include: products for the detergent, cosmetic, glass, and leather treatment industries. Developing ceramic proppants, fracturing sands and baryte powder api grade for the oil and gas industry.
Food and beverages, which include: citric acid, phosphoric acid, sodium cyclamate (sweetener), sodium bicarbonate and gum.
Animal feed integrates, which include: mineral additives for animal feeds to maintain and support healthy growth

Other Chemicals & Minerals, which include: acid grade fluorspar, aluminium fluoride, aluminium hydroxide, barium carbonate, calcium chloride, magnesium chloride and carbon filters and felts from Japan.

Many of the products marketed by ACCR and Possehl are new to MFC's commodities platform. With ACCR's and Possehl’s technical knowledge these products can be utilized very effectively within existing MFC markets. Possehl has ranges of branded products such as Possalc, which are recognized for their reliability and quality.

EXPERTISE

The expertise of ACCR and Possehl includes:

EXPERTISE
Key location warehousing and logistics services.
Product development.
Sourcing.
Packaging and distribution.
Just-in-time delivery.

ACCR's and Possehl’s businesses are primarily in different geographical markets to those of MFC, and the acquisition will serve as a spearhead into the fast-growing markets of Latin America. The acquired companies and MFC will now complement each other with greater coverage, especially in western hemisphere markets and with an excellent sourcing center in Beijing. The intention is also to expand the Chinese activities of ACCR and Possehl to not only sourcing, but also selling various products and commodities. Our MFC Shanghai office and experience in the region will be an asset in this development.

ACCR and Possehl have jointly developed relations with major suppliers, building up a network of reliable quality partners for the existing product lines. They have worked with these suppliers to develop and introduce new products to their existing client base, many of whom are Fortune 500 Companies.

PURCHASE PRICE

The combined acquisition price for 70% of ACCR and 60% of Possehl was approxaimtely $21 million and was determined based on the Net Tangible Asset Value (“NTAV”) of the entities as of July 31, 2012. The purchase price is subject to adjustment based on pending valuations on real property. In addition, there is also an option to acquire up to all of the remaining shares of ACCR, exercisable after one year and based on the same NTAV price formula, to facilitate future retirement of a member of management of ACCR. MFC’s notable financial strength and its already substantial global reach will be resources that will enable growth and agility for the combined companies.

FINANCIAL HIGHLIGHTS

COMBINED UNAUDITED FINANCIAL HIGHLIGHTS OF ACCR AND POSSEHL As December 31, 2011. All amounts in thousands
Current assets	$104,758
Total assets	113,061
Current liabilities	71,918
Total liabilities	73,054

We will work with ACCR and Possehl towards a more global approach to sourcing looking towards Europe, India and the former Soviet Union countries in particular. These are areas where MFC will be able to assist by utilizing our established European and Indian companies.

COMMENTS

Chairman Michael Smith commented: “We are very pleased with this acquisition as it expands our existing commodities platform and geographic reach. MFC views this combination as a commercial partnership to grow both businesses into a stronger, united company. Our new partners are keeping a substantial amount of their capital in this larger supply chain company, which can now grow with new products and in new markets.

“ACCR and Possehl management have good relationships that they have built up over many years with customers and suppliers who are keys to success. This acquisition aggregates much greater sourcing power, and a wider range of commodities, and with our financing ability we can increase the value-added aspects for all of our customers and suppliers.”

Mr. Smith concluded: “Our goal is to add strong value-added service for our global clients and especially with our ability to source products and financing not only in China, but in other global markets. We welcome the employees, suppliers, customers and stakeholders of ACCR and Possehl into the MFC family and look forward to working together.”

“It is ACCR, Possehl and MFC’s belief that China will be an excellent sourcing market. As China slows down, their prices should start to come down. They will require relationships with reliable counterparties and ready financing from international supply chain organizations.”

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties. To obtain further information on MFC, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding MFC's ability to s ability to integrate the business and operations of ACCR and Possehl and the impact of the acquisition on its business going forward, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause MFC's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause MFC’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: the business of MFC and ACCR and Possehl may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; potential undisclosed liabilities of ACCR or Possehl; the ability of MFC to retain existing customers, suppliers and employees of the acquired companies; general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond MFC's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, MFC is not under any obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in MFC's Management's Discussion and Analysis for the nine months ended September 30, 2012, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: November 30, 2012